SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated March 6, 2024.

City of Buenos Aires, March 6, 2024

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2023

Dear Sirs:

In order to comply with the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”), at its meeting held on March 6, 2024, approved the consolidated financial statements for the year ended December 31, 2023. Relevant information of such financials statements of the Company follows:

1) Net income for the year (1) (in millions of pesos)

Attributable to shareholders of the parent company	(1,561,217)
Attributable to non-controlling interest	28,472

Total net profit or loss for the year	(1,532,745)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	6,932,486
Attributable to non-controlling interest	36,569

Total other comprehensive income for the year	6,969,055

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	5,371,269
Attributable to non-controlling interests	65,041

Total comprehensive income for the year	5,436,310

4) Detail of Shareholders’ equity as of 12/31/2023 (1) (in millions of pesos)

Shareholders’ contributions:
Capital	3,919
Adjustment to capital	6,078
Treasury shares	14
Adjustment to treasury shares	23
Share-based Benefit plans	855
Acquisition cost of treasury shares	(5,635)
Share trading premiums	(387)
Issuance premiums	640

Total shareholders’ contributions	5,507

Legal reserve	634,747
Reserve for future dividends	182,371
Reserve for investments	4,297,009
Reserve for purchase of treasury shares	28,243
Reserve for NIIF special initial adjustment	—
Other comprehensive income	3,077,042
Unappropriated retained earnings and losses	(1,003,419)

Subtotal Shareholders’ equity	7,221,500

Non-controlling interests	82,315

Total Shareholders’ equity	7,303,815

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution

The Board of Directors of the Company, at its meeting held on March 6, 2024, resolved to propose to the General Shareholders’ Meeting that will consider the Financial Statements related to the fiscal year No. 47, to allocate the balance of the unallocated results, after deducting the amounts restricted of distribution -as reported in the Annual Report-, i.e. the amount of Ps. 56,487 million, as follows: a) to fully release the reserve for future dividends, the reserve for the purchase of own shares, and the reserve for investments; b) to absorb the accumulated losses in the unallocated results account up to Ps. 1,003,419 million against the amounts corresponding to released reserves; c) to allocate Ps. 28,745 million to constitute a reserve for the purchase of own shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to share-based benefit plans (in accordance with articles 64 and 67 of Law No. 26,831); and d) to allocate Ps. 3,418,972 million to constitute a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law No. 19,550.

5) Shares owned by the parent group

As of December 31, 2023, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer